

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

<u>Via E-mail</u>
Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, CT 06010

      Re: Barnes Group Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 25, 2013
              Form 10-Q for the Period Ended March 31, 2013
              Filed April 29, 2013
              File No. 1-4801

Dear Mr. Stephens:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Financial Performance by Business Segment, page 23</u>

1. Please show us how you will revise your future filings either here or on page 2 to quantify the amount of backlog that represents government contracts that are firm but not yet funded as of the periods presented in your filing. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

2. In light of the significance of backlog to your industry, please consider revising your future filings to provide additional granularity to your backlog disclosures and show us you will

make these revisions in future filings. For example, we believe that investors would find it helpful if backlog disclosures included amounts disaggregated by:

- Contract type (i.e. fixed price vs. time and materials);
- Source (i.e. Pass through separate from non-pass through); and
- Customer type (i.e. specific government agencies and/or municipalities).

3. Please show us how you will revise your segment MD&A in future filings to explain the specific business reasons for material fluctuations in your operating results. For example, you explained that Aerospace sales increased 2.1% from 2011 primarily as a result of "growth in the OEM manufacturing and aftermarket repair and overhaul businesses" but it is unclear what specific company or industry factors led to that growth. Additionally, you indicate that this growth was partially offset by a "decline in the sales within the aftermarket RSP spare parts business" but it unclear what factors caused the decline and to what extent this decline affected your operating results. When multiple factors contribute to material fluctuations, we believe that you should quantify the impact of each factor. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 25

4. Please show us how you will revise your disclosures on pages 26 and 27 to address any restrictions on your ability to access cash and cash equivalents held by foreign subsidiaries.

Exhibit 10.1

5. We note that exhibit 4.1 to the Form 10-Q for the quarter ended September 30, 2011 which you incorporate by reference omits most schedules to the fifth amended and restated revolving credit facility agreement. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments. Please refile the fifth amended and restated revolving credit facility agreement with all attachments in your next periodic report under the Exchange Act.

Form 10-Q for the Period Ended March 31, 2013

General

6.   Please address the above comments in your interim filings as well.

14. Commitments and Contingencies, page 17

7. We note your disclosure regarding the unfavorable April 2013 Tax Court Decision and have the following additional comments.
- Please tell us what the $20 million additional charge the company could record represents and how such amount was determined; and

- Please clarify for us if you took similar positions related to the federal taxation of foreign income of foreign subsidiaries for any tax years subsequent to 2002. If so, please tell us how you considered the need for any adjustments to your deferred tax assets or unrecognized tax benefits as of March 31, 2013 as a result of this assessment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief